SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13E-3/A
(Amendment No. 3 - Final Amendment)
(Rule 13e-100)

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

KENT FINANCIAL SERVICES, INC.
(Name of Issuer)

KENT FINANCIAL SERVICES, INC.
HBJ REVOCABLE TRUST
BRYAN P. HEALEY
JENNIFER S. HEALEY
(Names of Persons Filing Statement)

COMMON STOCK
(Title of Class of Securities)

490560208
(CUSIP Number of Class of Securities)

Robert Brantl, Esq.
52 Mulligan Lane
Irvington, NY 10533
914-693-3026
 (Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$ 1,608,849	$219.45

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $1,608,849 by the Issuer in lieu of fractional shares immediately following a 2-for-1,771,175 reverse split. The aggregate cash payment is equal to the product of a price of $1.75 per pre-split share and 919,342 pre-split shares, the estimated aggregate number of shares held by the holders of fewer than 1,771,175 pre-split shares.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $219.45
Form or Registration No.:  Schedule 13E-3; File No. 005-35220
Filing Party:  Kent Financial Services, Inc. and HBJ Revocable Trust
Date Filed:  December 26, 2012

INTRODUCTION

This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Final Schedule 13E-3”) is being filed by Kent Financial Services, Inc., a Nevada corporation (“Kent”, the “Company”, “we”, or “our”), HBJ Revocable Trust, Bryan P. Healey and Jennifer S. Healey in connection with a “going private” transaction.  The fairness of the cash consideration offered in this transaction has been approved by a Special Committee (the “Special Committee”) established by our Board of Directors.  The Special Committee consists of Casey K. Tjang and Diarmuid Boran.  This transaction has been approved by our Board of Directors.  The Board approved a 2-for-1,771,175 reverse stock split (the “Reverse Split”) such that shareholders owning less than one whole share of our common stock following the Reverse Split had their fractional shares cancelled and converted into the right to receive the cash consideration described below. The entire going-private transaction, including the Reverse Split and the purchase of fractional shares after the Reverse Split, is referred to below as the “Transaction.”

As a result of the Transaction, those shareholders who owned of record or beneficially fewer than 1,771,175 shares of our common stock have had their fractional shares cashed out at a price of $1.75 for each share held by them prior to the effective date of the Reverse Split. The Transaction has resulted in the cancellation of 34.17% of the outstanding shares of our common stock. The only shareholder who owned 1,771,175 or more shares of our common stock prior to the effective date of the Reverse Split was HBJ Revocable Trust, which will not receive cash as a result of the Reverse Split. As a result of the Reverse Split, HBJ Revocable Trust became our sole shareholder. The trustees of HBJ Revocable Trust are Bryan P. Healey, who is the Chairman and Chief Executive Officer of Kent, and Jennifer S. Healey, his spouse.

As a result of the Transaction, the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) has been terminated upon the filing of a Form 15 with the Securities and Exchange Commission (the “SEC”). We are no longer required to file periodic reports with the SEC, nor are we subject to the reporting or other obligations under the Exchange Act. The deregistration of our common stock also had the effect of terminating the quotation of our common stock on the OTCQB, and our common stock will not hereafter be listed on any quotation system or exchange.

The Transaction was approved by the written consent of HBJ Revocable Trust, which held shares representing 65.83% of the votes entitled to be cast at a meeting of the Company’s shareholders. No further shareholder approval was required under the Nevada Revised Statutes and, accordingly, no proxies have been solicited in connection with the Transaction.

This Amendment to Schedule 13E-3 is being filed with the SEC subsequent to  the filing of the Company’s disclosure document, the Definitive Information Statement on Schedule 14C (the “Information Statement”). The Transaction is being conducted upon the terms and subject to the conditions set forth in the Information Statement. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

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Item 15.  Additional Information.

(a)	Other Material Information. This item 15(a) is hereby amended and supplemented as follows:

On February 25, 2013, the Company filed with the Secretary of State of Nevada a Certificate of Amendment of its Articles of Incorporation, effectuating the Reverse Split as of March 4, 2013 (the “Effective Date”). Fractional shares of those stockholders who owned fewer than 1,771,175 pre-split shares were redeemed for cash consideration of $1.75 per pre-split share.  Prior to the Effective Date of the Amendment there were 2,690,517 shares of common stock (pre-split) issued and outstanding owned by approximately 1,208 stockholders of record. Following the Effective Date of the Amendment, there are 2 shares of common stock issued and outstanding owned by one stockholder of record.

On March 4, 2013 the Company filed with the SEC a Form 15 Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act.  As a result of the filing of the Form 15, the Company’s common stock has been deregistered under the Securities Exchange act of 1934, as amended, has been delisted from the OTCQB, and will no longer be listed for quotation on any listing service or exchange.

Item 16.  Exhibits.

(a)	Definitive Information Statement of Kent Financial Services, Inc. filed on February 8, 2013 is incorporated herein by reference.

(b)	Annual Savings Chart is hereby incorporated by reference to Appendix E of the Definitive Information Statement of Kent Financial Services, Inc.

(c)	Valuation Report dated December 17, 2012 prepared by Seidman & Co., Inc. is hereby incorporated by reference to Appendix F of the Definitive Information Statement of Kent Financial Services, Inc.

(d)	Fairness Opinion, dated December 18, 2012 of Seidman & Co., Inc. is hereby incorporated herein by reference to Appendix G of the Definitive Information Statement of Kent Financial Services, Inc.

(e)
The Integra Realty Resources, Inc. appraisal of the Dallas, Texas GSA Office Property acquired as of March of 2011 was previously filed as Exhibit 16(e) to the Company’s initial Rule 13e-3 Transaction Statement.

( f )	“Special Factors — Dissenters’ Rights” is hereby incorporated herein by reference to the Definitive Information Statement of Kent Financial Services, Inc.

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SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

KENT FINANCIAL SERVICES, INC.

By:	/s/ Bryan P. Healey
Name:	Bryan P. Healey
Title:	Chairman and Chief Executive Officer
Dated:	March 11, 2013

HBJ REVOCABLE TRUST

By:	/s/ Bryan P. Healey
Name:	Bryan P. Healey
Title:	Trustee
Dated:	March 11, 2013

BRYAN P. HEALEY

/s/ Bryan P. Healey
Dated:	March 11, 2013

JENNIFER S. HEALEY

/s/ Jennifer S. Healey
Dated:	March 11, 2013

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